Mail Stop 3561

October 15, 2008

Norman S. Rich
Chief Executive Officer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, PA 17801

> **Re:** **Weis Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 7, 2008**
> **File No. 1-5039**

Dear Mr. Rich:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director